Exhibit 12.1
Computation of Ratio of Earnings to Combined Fixed Charges and Preference Dividends

	Year Ended December 31,

	2005	2004		2003	2002	2001

	(Dollars in thousands, except ratios)
Earnings:
Pretax income (loss)	$3,473	$113,576		$(2,870)	$(21,562)	$2,509
Fixed charges, net of capitalized interest	93,435	73,639		59,656	55,194	68,424

Earnings before taxes and fixed charges	$96,908	$187,215		$56,786	$33,632	$70,933
Fixed charges:
Interest expense	$72,408	$62,634		$50,133	$51,922	$64,211
Capitalized interest	4,248	162		—	711	—
Preferred dividends	15,579	7,187		6,589	—	—
Arch Western Resources LLC dividends on preferred membership interest	96	96		95	95	95
Portions of rent which represent an interest factor	5,351	3,722		2,839	3,177	4,118

Total fixed charges	$97,683	$73,801		$59,656	$55,905	$68,424
Ratio of earnings to fixed charges	(a)	2.54	x	(a)	(a)	1.04	x

(a)	Ratio of earnings to combined fixed charges and preference dividends is computed on a total enterprise basis including our consolidated subsidiaries, plus our share of significant affiliates accounted for on the equity method that are 50% or greater owned or whose indebtedness has been directly or indirectly guaranteed by us. Earnings consist of income (loss) from continuing operations before income taxes and are adjusted to include fixed charges (excluding capitalized interest). Fixed charges consist of interest incurred on indebtedness, the portion of operating lease rentals deemed representative of the interest factor and the amortization of debt expense. Preference dividends are the amount of pre-tax earnings required to pay dividends on our outstanding preferred stock and Arch Western Resources, LLC’s preferred membership interest. Combined fixed charges and preference dividends exceeded earnings by $775 for the year ended December 31, 2005, $2,870 for the year ended December 31, 2003 and $22,273 for the year ended December 31, 2002.